SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                         For the month of February 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.)

                         Form 20-F X    Form 40-F
                                  ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No X
                                    ---      ---

[TIM LOGO]

LISTED BOVESPA
Sao Paulo Stock Exchange
COMPANY

TND
LISTED
NYSE

Contacts:

Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  55.81.3216.2591
  Fabiola Almeida
  55.81.3216.2813
  fabiola.almeida@timnordeste.com.br

  Polyana Maciel
  55.81.3216.2593
  polyana.maciel@timnordeste.com.br

  Leonardo Wanderley
  55.81.3216.2594
  leonardo.wanderley@timnordeste.com.br


                    Tele Nordeste Celular Participacoes S.A.
             Announces tariff adjustment of its operating companies


Recife, Brazil (February 10, 2003) - Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, announced that ANATEL - The National Telecommunications Agency - has authorized its operating companies (Telepisa Celular S.A., Teleceara Celular S.A.,Telern Celular S.A., Telpa Celular S.A., Telpe Celular S.A. and Telasa Celular S.A.), to increase its tariffs.

The interconnection tariff (VU-M) increased by 21.97% from R$ 0.2963 per minute to R$ 0.3614 per minute (both net of taxes), according to ANATEL's acts below, which took effect on February 6, 2003.

-----------------------------------------------------------
                Company                     Act Number
-----------------------------------------------------------
Telepisa Celular S.A.                         33.401
-----------------------------------------------------------
Teleceara Celular S.A.                        33.403
-----------------------------------------------------------
Telern Celular S.A.                           33.399
-----------------------------------------------------------
Telpa Celular S.A.                            33.397
-----------------------------------------------------------
Telpe Celular S.A.                            33.395
-----------------------------------------------------------
Telasa Celular S.A.                           33.405
-----------------------------------------------------------




                                     *******

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    February 11, 2003

                                       By /s/ WALMIR URBANO KESSELI
                                          ---------------------------------
                                         Name:   Walmir Urbano Kesseli
                                         Title:  Chief Financial Officer